UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 3 February 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

3 February 2012

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

Appointment of Financial Director and Company Secretary

Johannesburg. Friday, 3 February 2012. The board of Harmony Gold Mining Company Limited ("Harmony") is pleased to announce the appointment of Frank Abbott as Financial Director, effective 7 February 2012.

Frank has served on Harmony's board since 1994 in various roles – both executive and non-executive. In August 2007, Abbott was seconded to Harmony as interim financial director, a position he held until handing over to Hannes Meyer in November 2009. He remained executive director until 31 July 2010 after which he served as non-executive director of both Harmony and ARM. He was re-appointed executive director of Harmony on 8 November 2011 until his appointment as financial director.

The board is further pleased to announce that Riana Bisschoff will be appointed company secretary of the board with effect from 1 March 2012. Bisschoff completed her LLB as well as a Masters Degree (LLM) in Commercial Law at the University of Potchefstroom. She further completed her articles in 2003 at Couzyn, Hertzog and Horak Attorneys in Pretoria and was admitted as an attorney, notary and conveyancer. In 2004 she started her own firm, Bisschoff Attorneys, in association with Van der Merwe and Associates in Pretoria. She ventured into the commercial arena in 2005 where she served as company secretary and legal advisor before joining iThemba Governance and Statutory Solutions (Pty) Ltd ("iThemba") in 2010. During her time at iThemba, Bisschoff attended to the company secretarial duties of various listed and unlisted entities.

Harmony Gold Mining Company Limited's Chief Executive Officer, Graham Briggs said, "We are pleased to welcome Frank back as financial director - he has always played a pivotal role in Harmony. Riana is a well-experienced company secretary and lawyer who is familiar with the company and we welcome her to the team".

ends.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2012

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director